UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CASTLE BRANDS INC.

(Name of Subject Company)

CASTLE BRANDS INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

148435100

(CUSIP Number of Class of Securities)

Brian L. Heller

General Counsel

122 East 42nd Street, Suite 5000

New York, NY 10168
(646) 356-0200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bradley D. Houser

Shane N. Segarra

Holland & Knight LLP

701 Brickell Avenue, Suite 3300

Miami, Florida 33131
Telephone: 305-374-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2019 (together with any amendments and supplements hereto, including the Amendment No. 1 filed with the SEC on September 16, 2019, the Amendment No. 2 filed with the SEC on September 20, 2019 and the Amendment No. 3 filed with the SEC on September 30, 2019, the “Schedule 14D-9”) by Castle Brands Inc., a Florida corporation (“Castle Brands”). The Schedule 14D-9 relates to the offer by Rook Merger Sub, Inc., a Florida corporation (the “Offeror”), and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Castle Brands, at a purchase price of $1.27 per share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule 14D-9 and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule 14D-9, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of August 28, 2019, by and among Parent, the Offeror and Castle Brands.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 4 is being filed to amend and supplement Item 8 of the Schedule 14D-9 as reflected below and to amend and supplement Item 9 with an additional exhibit.

ITEM 8.                ADDITIONAL INFORMATION.

The section of the Schedule 14D-9 titled “Item 4. Additional Information” is hereby amended and supplemented to include the following immediately before “Forward-Looking Statements”:

Completion of the Offer

The Offer and related withdrawal rights expired as scheduled at Midnight, New York time (i.e., one minute after 11:59 p.m., New York time), on Tuesday, October 8, 2019 (such date and time, the “Expiration Time”), without being extended. The Depositary and Paying Agent for the Offer has advised that, as of the Expiration Time, 150,335,952 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 85.49% of the aggregate number of then issued and outstanding Shares on a fully diluted basis and 89.52% of the aggregate number of the outstanding Shares on a non-fully diluted basis. Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, the Offeror has accepted for payment all Shares that were validly tendered, and not validly withdrawn, pursuant to the Offer. In addition, the Depositary and Paying Agent for the Offer has advised that, as of the Expiration Time, 2,417,028 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 1.44% of the aggregate number of then issued and outstanding Shares.

Accordingly, on October 9, 2019, Parent and the Offeror effected the Merger under Section 607.1104 of the FBCA without a shareholders meeting, pursuant to which the Offeror was merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than (i) Shares owned by Parent, the Offeror, Castle Brands or any of their subsidiaries and (ii) Shares owned by any shareholders who are entitled to and properly demand and exercise their statutory appraisal rights, if applicable, and who comply in all respects with Sections 607.1301 to 607.1333 of the FBCA) was converted automatically into and represents only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest.

As a consequence of the Merger, the Shares will no longer be listed on the NYSE American and will be deregistered under the Exchange Act.

ITEM 9.                EXHIBITS.

The section of the Schedule 14D-9 titled “Item 9. Exhibits” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)	Press Release Announcing Expiration of the Offer and the Acceptance of the Shares for Payment, dated October 9, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASTLE BRANDS INC.

	By:	/s/ Alfred J. Small
	Name:	Alfred J. Small
	Title:	Senior Vice President, Chief Financial Officer, Treasurer & Secretary

Dated: October 9, 2019